SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 13, 2012

I. Date, Time and Place: August 13th, 2012, at 02:30pm, at the Meeting Room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), located on Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15, Jardim Aeroporto, São Paulo/SP. II. Attendance: All the members of the Board of Directors. III. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. IV. Presiding Board of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, who invited me, Henrique Constantino, to act as Secretary of the Meeting. V. Agenda: To pass resolutions on the following matters: (a) the presentations of the Committees of the Company; (b) approval of the Company's Financial Statements for the second quarter of 2012; (c) the partial confirmation (homologação parcial) of the capital increase of the Company; (d) the ratification of the resolutions adopted by the Board of Directors of the Company in meeting held on June 26, 2012 (“BD 06/26/2012”) which approved the celebration of Guaranty Agreement, in fulfillment of obligations undertaken by VRG Linhas Aéreas S.A.; and (e) the ratification of the granting of guarantees, through the signing of Guaranty Agreement. VI. Resolutions: After the necessary explanations, after detailed review of the Financial Statements and other documents referring the matters contained in this, and considering the recommendation of the Audit Committee, unanimously, approved were: (a)  the presentation of the Company's Committees, Audit, Personnel Management and Corporate Governance, Financial Policy and Risk, which presented the activities already developed and projects already implemented in 2012, as well as plans and projects to be implemented during the following months this year; (b)  Financial Statements of the Company for the second quarter of 2012, with special review of Deloitte Touche Tohmatsu ("Deloitte"). Thereby, the Financial Statements, duly approved and initialed by the Bureau, will be filed at the headquarters and will be disclosed within the statutory period; (c) due to the increase of capital of the Company, as approved by the Board of Directors meeting held on December 21, 2011 ("BD 12/21/2011"), after the legal time limits for the exercise of preemptive rights and other rights of shareholders, and in view of the indirect investment of Delta Air Lines, Inc. ("Delta"), through the acquisition of preferred shares owned by the Investment Fund Equity Volluto ("Volluto") it is hereby approved the confirmation the capital increase , with the cancelation of 5,118,453 (five million, one hundred eighteen thousand four hundred fifty-three) that were left unsubscribed. .Due to such approval, and upon the subscription of  R$ 183,189,204.00 (one hundred eighty-three million, one hundred eighty-nine thousand, two hundred and four reais), the capital of the Company will be R$ 2,499,688,826.61 (two billion, four hundred ninety nine million, six hundred eighty-eight thousand eight hundred and twenty-six reais and sixty one centavos), consisting of 278,716,786 (two hundred seventy-eight million, seven hundred and sixteen thousand, seven hundred and eighty six) shares, represented by 143,858,204 (one hundred forty-three million, eight hundred fifty-eight thousand, two hundred and four) Ordinary shares and 134,858,582 (one hundred thirty four million, eight hundred and fifty-eight thousand five hundred and eighty-two) preferred shares. The shares now issued are identical to existing shares and will have the same rights to other stocks of the same species, including the receipt of dividends; (d) the ratification of the resolutions adopted by the Board of Directors of the Company at a meeting held on  June, 26 2012 ("BD 06/26/2012") which approved the celebration of Guaranty Agreement, dated June 26, 2012, to ensure compliance with the obligations undertaken by VRG Linhas Aéreas S.A. ("VRG") by issuing promissory notes, whose proceeds will be used to pay for technical services to be performed in aircraft engines of the VRG, the celebration of the Participation Agreement between the VRG; JPMorgan Chase Bank, National Association; Wells Fargo Bank, National Association; Export-Import Bank of the United States and the Company, the conclusion of the indemnity of the Issuer (Issuer Indemnity Agreements), the Purchase Agreements Promissory Note (Note Purchase Agreements) and the Letters of Fee (Fee Letters) containing direct obligations of the Company in relation to the financing agreements of repair services of aircraft engines of the VRG, and the celebration of the documents related to the financing of repair services of aircraft engines VRG guaranteed by the Export-Import Bank of the United States; and (e) the ratification of the granting of guarantees, through the execution of Guaranty Agreement, dated on July 31, 2012, by the Company in favor of Wells Fargo Bank, National Association for the obligations of VRG in the Lease Agreement (Aircraft Lease Agreement) signed on May 29, 2102 with Wells Fargo Bank, National Association, on a Boeing aircraft brand, model B737-800, with serial number 35850. VII.  Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to whom might wish to use it, and since nobody did so, the meeting was closed for the necessary time for the drawing-up of these minutes, and upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

São Paulo, August 13, 2012.

____________________________________ Constantino de Oliveira Júnior Chairman	_________________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.